

News Release – October 5, 2006

Release Notice for Year End Results June 30, 2006

TRADING SYMBOL: TORONTO & OSLO: **CRU** FRANKFURT: **KNC**   OTC-BB-other: **CRUGF**

LONDON, United Kingdom: October 5, 2006 - Crew Gold Corporation ("Crew" or the "Company") (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB- other: CRUGF.PK.

Crew Gold Corporation today provided an update with respect to the release of its annual audited financial statements for the year ended June 30, 2006.

The audit is substantially complete but is awaiting final sign off from the Philippines which was delayed due to integration issues arising in connection with the Apex acquisition which took place during the period. Coordination of this has now been completed. The statements and audit are expected to be released by the end of this week.

Jan Vestrum +44 (0)7766 506422

Jan A Vestrum
President & CEO